

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 26, 2011

Mr. David A. Caron
Vice President and Principal Accounting Officer
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, California 94086

> **Re: Maxim Integrated Products, Inc.**
> **Form 10-K for fiscal year ended June 26, 2010**
> **Filed August 19, 2010**
> **File No. 001-34192**

Dear Mr. Caron:

We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief